# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hall of Fame Resort & Entertainment Co, CIK 0001708176
CUSIP: 40619L102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0001685448
Persons authorized to receive notices and communications: Rick Miller, Bryan Cave Leighton Paisner, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600; Amy Wilson, Bryan Cave Leighton Paisner, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600

## Reporting persons
- IRG Canton Village Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IRG Canton Village Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- American Capital Center, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- CH Capital Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- IRG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Midwest Lender Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Lichter Stuart (CIK 0001685448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Hall of Fame Resort & Entertainment Co
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Comment: This Amendment No. 12 (this "Amendment No. 12") relates to the Common Stock, par value $0.0001 per share (the "Company Common Stock"), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on May 2, 2024 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2024 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 26, 2025 ("Amendment No. 5"), and Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on May 12, 2025 ("Amendment No. 6"), Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on September 9, 2025 ("Amendment No. 7"), Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on September 18, 2025 ("Amendment No. 8"), Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2025 ("Amendment No. 9"), Amendment No. 10 to the Original Schedule 13D filed by the Reporting Persons on October 24, 2025 ("Amendment No. 10") and Amendment No. 11 to the Original Schedule 13D filed by the Reporting Persons on November 24, 2025 ("Amendment No. 11", together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the "Schedule 13D"). This Amendment No. 12 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is amended and restated in its entirety as follows:

The Reporting Persons do not beneficially own any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to incorporate the following:

On December 31, 2025, the transactions contemplated by the Merger Agreement were consummated. Following the consummation of those transactions, the Reporting Persons do not beneficially own any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as reported herein, the Reporting Person has not effected transactions in Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 31, 2025.

## Signatures
- IRG Canton Village Manager, LLC: /s/ Stuart Lichter, Stuart Lichter/President (01/02/2026)
- IRG Canton Village Member, LLC: /s/ Stuart Lichter, Stuart Lichter/President (01/02/2026)
- American Capital Center, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (01/02/2026)
- CH Capital Lending, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (01/02/2026)
- IRG, LLC: /s/ Stuart Lichter, Stuart Lichter/President (01/02/2026)
- Midwest Lender Fund, LLC: /s/ Stuart Lichter, Stuart Lichter/President (01/02/2026)
- Lichter Stuart: /s/ Stuart Lichter, Stuart Lichter, an individual (01/02/2026)